                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF AUGUST 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

 PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Group First Half Financial Report at 30 June 2010

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CONSOLIDATED EARNINGS: €1,211 MILLION (+26% WITH RESPECT TO H1 2009)

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NET CASH FLOW: €370 MILLION (APPROX. +€700 MILLION WITH RESPECT TO H1 2009)

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STEADY AND CONTINUED RECOVERY OF ORGANIC SERVICE REVENUES IN LINE WITH THE STRATEGIC PLAN: -3.4% IN Q2 2010, -4.1% IN Q1 2010, -6.2% IN Q4 2009

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BERNABÈ: “RIGOROUS OPERATIONAL CONTROL AND EFFECTIVE FINANCIAL MANAGEMENT ENABLE TELECOM ITALIA GROUP TO CLOSE THE FIRST HALF OF 2010 WITH PROFITS UP AGAINST THE SAME PERIOD OF LAST YEAR. THE IMPROVED REVENUE MIX, STABILISATION OF EBITDA AND REDUCED DEBT CONFIRM WE ARE IN LINE WITH OUR PLAN”

REVENUES: €13,223 MILLION, DOWN 0.7% COMPARED WITH H1 2009; ORGANIC VARIATION IS -5.1%

EBITDA: €5,733 MILLION (+3.4% COMPARED WITH H1 2009)

ORGANIC EBITDA: €5,749 MILLION (STABLE COMPARED WITH H1 2009)

ORGANIC EBITDA MARGIN: 43.5% (41.3% IN H1 2009; +2.2 pp)

EBIT: €2,881 MILLION (+7.3% COMPARED WITH H1 2009)

ADJUSTED NET FINANCIAL POSITION: €33,579 MILLION, DOWN €370 MILLION ON 31 DECEMBER 2009 (€33,949 MILLION) AFTER THE DISTRIBUTION OF DIVIDENDS OF OVER €1 BILLION; -€1,280 MILLION COMPARED WITH 30 JUNE 2009 (€34,859 MILLION)

SECOND QUARTER 2010 RESULTS

REVENUES: 6,810 MILLION, IMPROVED COMPARED WITH Q1 2010; ORGANIC VARIATION IS -5.3% AGAINST Q2 2009

EBITDA: €2,907 MILLION (+3.5% AGAINST Q2 2009)

ORGANIC EBITDA: €2,913 MILLION (-0.4% AGAINST Q2 2009)

ORGANIC EBITDA MARGIN: 42.8% (+2.1 pp AGAINST Q2 2009)

EBIT: €1,473 MILLION (+10.7% AGAINST Q2 2009)

NET INCOME: €610 MILLION (+22.2% AGAINST Q2 2009)

IN JULY THE COMPANY PAID OUT €418 MILLION FOR THE SPARKLE CASE, ALREADY COVERED BY A PROVISION IN THE PREVIOUS YEAR

 AGREEMENT APPROVED WITH ARGENTINE PARTNERS ON SOFORA

The preliminary results for the first half of 2010 will be illustrated to the financial community during a conference call scheduled for 4 pm (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Thursday 12 August by calling: +39 06 334843 (access code 300551#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.it/investorrelations

***

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT;  accounting and adjusted net financial debt. For further details please see the attachment “Alternative performance measures”.

The Telecom Italia Group First Half Financial Report at 30 June 2010 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (IFRS), as well as the provisions of art. 9 of Leg. Decree 38/2005.

The accounting and consolidation principles adopted in the preparation of the Interim Statements at 30 June 2010 were consistent with those used for the Consolidated Annual Statements at 31 December 2009, with the exception of certain new Principles/Interpretations adopted by the Group from 1 January 2010. These new Principles/Interpretations have no impact on the Interim Consolidated Statements at 30 June 2010.

Note that restatements have been made to the economic and financial data for H1 2009 provided for comparison to correct errors from previous years -  as defined by IAS 8 (Accounting policies, changes to accounting estimates and errors) – in relation to the Telecom Italia Sparkle case described in detail in the Telecom Italia Group Consolidated Statements at 31 December 2009 (impacts on 1H 2009 are described here attached). Beginning with the Telecom Italia Group Interim Consolidated Statements at 30 June 2010, following a detailed review of the indirect taxes paid by the Group in the various jurisdictions and also in view of the forthcoming adoption by Tim Brasil (a Group company) of IFRS accounting principles, certain taxes paid in Brazil have been moved from the item "Other operating costs" to the items "Revenues" and "Other income". Further small classification changes were also made resulting in a restatement of the comparable periods.

Note that the section "Outlook for the 2010 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Finally, please note that the limited audit work by our independent auditors on the Telecom Italia Group Consolidated Half-year Financial Statements at 30 June 2010 has not yet been  completed.

Milan, 5 August 2010

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, today examined and approved the Group’s First Half Financial Report at 30 June 2010.

Franco Bernabè, CEO of Telecom Italia, said: “The positive results of H1 2010, showing also an improved revenue mix, confirm the effectiveness of our repositioning strategy in the core markets, Italy and Brazil.  The focus on high margin revenues together with efficiency gains and cost controls have enabled us to keep organic EBITDA substantially stable and raise our margin to 43.5%. These measures, together with effective financial management, allowed us to increase net profits by around €252 million to €1.21 billion, up 26% against the first half of 2009.”

“In addition, we continued to improve cash generation fitting the reduction of debt outlined in the Plan. We will go on along this path into the third quarter also thanks to lower cash outlays for taxes by the Parent compared with July 2009, for around €600 million.”

“Finally, the agreement with Argentine partners on Sofora, approved today by the Board of Directors, allows us to resolve all outstanding disputes with our local partners and extend the range of our growth options in Latin America.”

TELECOM ITALIA GROUP

In the first half of 2010 HanseNet Telekommunikation GmbH (a German broadband carrier), already classified under Discontinued Operations (Non-Current Assets Held for Sale and Discontinued Operations), was excluded from the consolidation area following the sale of the company on 16 February 2010.

As of 30 June 2010, two further companies were classified as Non-Current Assets Held for Sale, following the decision to sell them. These were BBNed group (consolidated under Other Operations) and Elettra (consolidated within the Domestic-International Wholesale business unit). As a result the contribution of the two entities to the consolidated balance sheet has been restated under two special items, “Assets Held for Sale” and “Liabilities Directly Related to Assets Held for Sale”.

The main changes during 2009 were as follows:

-

on 30 December 2009 Tim Participações acquired 100% of the Brazilian fixed network operator Intelig Telecomunicações Ltda, consolidated from that date under Telecom Italia Group, within the Brazil business unit;

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Telecom Media News S.p.A. was excluded from the consolidation perimeter from 1 May 2009, following the sale of a 60% stake in the company by Telecom Italia Media S.p.A.

Revenues in H1 2010 amounted to €13,223 million, down 0.7% from €13,321 million in the first half of 2009 (-€98 million). In terms of organic variation, the decrease in consolidated revenues was by 5.1% (-€715 million).

In detail, the organic variation in revenues is calculated by excluding:

-

the effect of changes to the consolidation perimeter (+€120 million, referring to €122 million from the entry in H1 of Intelig Telecomunicações Ltda into the Brazil BU);

-

the effect of exchange rate variations (+€497 million, resulting mainly from forex gains of the Brazil BU amounting to €496 million).

Revenues, broken down by business unit, are as follows:

	H1 2010		H1 2009		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	10,091	76.3	10,892	81.8	(801)	(7.4)	(7.4)
- Core Domestic	9,563	72.3	10,337	77.6	(774)	(7.5)	(7.5)
- International Wholesale	805	6.1	877	6.6	(72)	(8.2)	(8.3)
Brazil	2,875	21.7	2,196	16.5	679	30.9	2.1
Media, Olivetti and Other Operations	346	2.6	313	2.3	33	10.5
Adjustments and eliminations	(89)	(0.6)	(80)	(0.6)	(9)	11.3
Total Consolidated	13,223	100.0	13,321	100.0	(98)	(0.7)	(5.1)

EBITDA came to €5,733 million, up €186 million (+3.4%) on the previous year period, the EBITDA margin rising from 41.6% of revenues in H1 2009 to 43.4% in H1 2010. In organic terms EBITDA remained unchanged at €5,749 million (-0.2%), though 2.2 pp higher in proportion to revenues (43.5% in H1 2010 compared with 41.3% in H1 2009).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	H1 2010		H1 2009		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	4,920	85.8	5,038	90.8	(118)	(2.3)	(2.9)
% of Revenues	48.8		46.3		2.5 pp		2.2 pp
Brazil	823	14.4	527	9.5	296	56.2	18.9
% of Revenues	28.6		24.0		4.6 pp		4.1 pp
Media, Olivetti and Other Operations	(11)	(0.2)	(18)	(0.3)	7	38.9
Adjustments and eliminations	1	-	-	-	1
Total Consolidated	5,733	100.0	5,547	100.0	186	3.4	(0.2)
% of Revenues	43.4		41.6		1.8 pp		2.2 pp

EBIT amounted to €2,881 million, up €196 million (+7.3%) from H1 2009, with the EBIT margin standing at 21.8% (compared with 20.2% in H1 2009). The organic EBIT variation was a positive €75 million (+2.7%) while organic EBIT margin rose 1.7 percentage points to reach 21.9% in H1 2010 (20.2% in the same period of the previous year).

Consolidated net income amounted to €1,211 million, up €252 million (+26.3%) compared with the first half of 2009.

Capex amounted to €2,021 million (up 99 million compared with H1 2009) broken down as follows:

(Euro mln.)	H1 2010		H1 2009		Change
	%		%

Domestic	1,487	73.6	1,604	83.4	(117)
Brazil	507	25.1	288	15.0	219
Media, Olivetti and Other Operations	27	1.3	30	1.6	(3)
Adjustments and eliminations	-	-	-	-	-
Total	2,021	100.0	1,922	100.0	99
% of Revenues	15.3		14.4		0.9 pp

Cash flow from operations stood at €2,152 million, down €92 million from the same period of the last year. In percentage terms cash flow from operations represents 16.3% of revenues compared with 16.8% in H1 2009.

Adjusted net financial debt (excluding the purely accounting and non-monetary effects of the valuation at fair value of financial derivatives and related assets/liabilities) is €33,579 million, down €370 million with respect to 31 December 2009 (€33,949 million) and by €1,280 million with respect to 30 June 2009. This is mainly due to the positive effects of operations and gains from the sale of HanseNet, which amply cover the impact of the preventive seizure of €282 million by the courts as part of the Telecom Italia Sparkle case, as well as the distribution of dividends for a total €1,060 million.
In Q2 2010 adjusted net financial debt increased by €317 million from the €33,262 million at 31 March 2010: the distribution of dividends has absorbed the positive effects of dynamic management.

Accounting net financial debt stood at €34,029 million, down by €718 million from 31 December 2009 (€34,747 million) and by €105 million against 31 March 2010 (€34,134 million).

Group headcount stood at 70,590 employees, of whom 60,455 in Italy.

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

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Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), as well as associated support operations;

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Brazil Business Unit: refers to telecommunications operations in Brazil;

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Media Business Unit: includes TV network-related activities and operations;

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Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems and office products and IT services;

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Other Operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Following the sale in H1 2010 of HanseNet, already classified among Discontinued Operations, the European BroadBand business unit has been removed. The other companies originally included in that business unit have been moved under Other Operations.

From 1.1.2010 the companies Shared Service Center and HR Services, previously consolidated under Other Operations, were included in the Domestic BU perimeter.  In order to make a proper comparison possible, segment reporting for comparable periods has been restated accordingly.

Figures for Telecom Italia Media at 30 June 2010 can be found in the press release issued on 29 July 2010, following the Board Meeting's approval.

DOMESTIC

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Domestic revenues amounted to €10,091 million, down 7.4% on H1 2009 (€10,892 million) and with an organic variation of -7.4%.

Highlights:

Core Domestic Revenues

Core Domestic revenues amounted to €9,563 million, down 7.5% on H1 2009 (€10,337 million) and with an organic variation of -7.5%.

The performance of the individual market segments as compared with the first half of 2009 is as follows:

•

Consumer: revenues fell by €603 million (-10.9%), of which €482 million (-9.1%)

 in revenues from services and €121 million in revenues from product sales. This was mainly attributable to a fall in revenues from voice services, in particular fixed-line telephony (-€212 million) and outgoing mobile calls (-€230 million), essentially as a result of the new marketing policies introduced in the second half of 2009 designed to reposition the offering more competitively, and partly due to a contraction in the customer base (which, thanks to the early impact of the new marketing policy, is on an upward trend with respect to the previous quarter).  A further factor was the decline in mobile termination revenues (-€87 million, of which €56 million resulting from the reduction in tariffs). Other areas of non-traditional business (VAS and Internet), notwithstanding the decline in revenues from messaging (-€40 million) and mobile content (-€13 million), improved with respect to 2009, thanks to continued growth in broadband services in both the fixed-line (+€48 million) and mobile (+€42 million) segments;

•

Business: this segment reported a fall in revenues of €127 million (-6.6%), though demonstrating in the second quarter a gradual recovery on previous quarters (Q2 2010:  -5.4%; in Q1 2010: -8.0%; in Q4 2009: -10.2%). The improving trend, seen in both the fixed-line and mobile segments, is a result of the positive marketing strategy introduced in the second half of 2009, aimed at more effectively protecting the customer base and the acquisition of higher quality new customers (especially in the mobile segment).  In the fixed-line segment, the contraction in voice subscribers in Q2 2010 (-24,000) was smaller than that in the first quarter (-25,000).

Broadband accesses grew by 16,000, less than in Q1 2010 (+27,000) that saw the fastest growth since Q2 2008.

In the mobile segment, the net increase in lines (+105,000) is the highest since the second quarter of 2008.

•

Top: total revenues fell by €108 million (-5.9%) compared with the corresponding period of 2009, Q2 recording an improving trend (-4.8%) with respect to Q1 (-7.2%) due to  sales growth and substantially stable revenues from fixed-line and mobile services. This result was achieved despite the continued fall in voice and data revenues for the fixed-line segment (largely due to pricing dynamics typical of mature services). Countering this trend is the growth in ICT Services (Revenues from Services +1.3%) and Mobile Revenues (+10.5%), the latter driven by the continual expansion of the customer base and of VAS (+29.5%), especially Interactive services (+32.2%).

•

National Wholesale: the increase in revenues (+€55 million, +5.6%) was driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

International Wholesale Revenues

In H1 2010 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €805 million, down €72 million from the same period of 2009 (-8.2%), mainly as a result of weaker voice figures (-€69 million).

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues

In H1 2010 revenues amounted to €7,058 million, down €343 million (-4.6%) from the previous year period. The organic change in revenues was negative by €344 million (-4.6%).

At 30 June 2010 retail accesses stood at 15.7 million (-356,000 compared to 31 December 2009). The wholesale customer portfolio grew to approx. 6.5 million accesses (+297,000 compared with 31 December 2009).

The total BroadBand portfolio at 30 June 2010 amounted to 9.0 million accesses (+217,000 compared to 31 December 2009, of which over 7.1 million retail and 1.8 million wholesale accesses).

Retail Voice

Revenues for this business came to €3,123 million (-379 million; -10.8% on H1 2009). All market segments suffered a physiological reduction in the customer base - though steadily improving - and weaker traffic volumes due to the very competitive operating environment. This is in addition to the reduction in regulated fixed-to-mobile termination rates.

Internet

Revenues amounted to €888 million, up €47 million from the corresponding period of 2009 (+5.6%). The total retail broadband portfolio exceeded 7.1 million accesses on the domestic market, up 134,000 accesses from the end of 2009. Flat-rate customers have reached 85% (83% at end of 2009) partly thanks to the introduction of the new “Internet senza limiti” and “Tutto senza limiti” offers aimed at the consumer market.

Business Data

Revenues from the Business Data segment came to €759 million, down €67 million (-8.1%) from the same period of 2009, reflecting the current negative economic climate as well as the contraction in prices of traditional leased line and data transmission businesses. In the ICT segment revenues slipped to €18 million (-4.8%) owing to a fall in product sales (-€20 million), in line with a strategy of focusing on higher margin items, while the services component continues to grow (+€2 million; +0.8%).

Wholesale

In H1 2010 the customer portfolio of Telecom Italia’s National Wholesale division consisted of roughly 6.5 million accesses for voice services and 1.8 million accesses for broadband services.

Overall, revenues from National Wholesale services were up by €94 million compared to the corresponding period of 2009 (+6.6%). The upwards trend in revenues in this sector is ascribable to growth in the alternative operator customer base, which is served by a variety of access types. Total Wholesale sector revenues for H1 2010 were €2,093 million.

Mobile Telecommunications Revenues

Revenues from Mobile Telecommunications in the first half of 2010 came to €3,908 million, down €404 million (-9.4%) on H1 2009. Revenues from services fell by 7.3% and revenues from products by 45.8%.

At 30 June 2010 Telecom Italia provided around 30.5 million mobile lines, an increase of 152,000 lines from Q1 2010. The decrease from 31 December 2009 can be ascribed to a more selective marketing policy that places special focus on high value-added customers.

Outgoing voice

Revenues amounted to €2,048 million, down €292 million (-12.5%) from the same period of 2009, mainly due to the new marketing policy introduced in Q4 2009 intended to make rates more competitive and to stimulate in particular traffic within the TIM client community.

Incoming voice

Revenues stood at €715 million, down €61 million (-7.9%) from the previous year, mainly due to the lower mobile termination rates.

Value added services (VAS)

Revenues came to €1,022 million, up 5.5% on the previous year period. This growth was mainly due to interactive VAS, which grew 18.6% thanks primarily to revenues from browsing (+28.9%).  VAS revenues account for around 27.0% of total revenues from services.

Handset sales

Revenues amounted to €123 million, down €104 million (-45.8%) from the same period of 2009. Rationalization of the product portfolio continues with a greater focus on quality and on profitability (smartphones and Internet keys).

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EBITDA for the Domestic business unit amounted to €4,920 million, down €118 (-2.3%) million from the corresponding period of 2009. EBITDA margin was 48.8%, up 2.5 percentage points from the previous year period.  The contraction in revenues is partly compensated by selective control of marketing expenses and strict containment of fixed costs.                                                     EBITDA in organic terms came to €4,936 million. The organic change was negative by €150 million (-2.9%), with the EBITDA margin standing at 48.9% of revenues, 2.2 percentage points higher than the same period of 2009.

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EBIT for the Domestic BU amounted to €2,758 million, €47 million higher (+1.7%) than the corresponding period of 2009, with EBIT margin of 27.3% (24.9% in H1 2009).  The variation in EBIT, besides the factors given for EBITDA, was mainly due to a reduction in amortisations of €119 million. The organic change in EBIT was negative by €34 million (-1.2%) while EBIT margin came to 27.5% of revenues (25.8% in H1 2009).

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Capex amounted to €1,487 million, down €117 million from the same period of 2009 mainly due to lower investments on network and service platforms. The capex margin was 14.7%, in line with H1 2009.

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The headcount came to 58,899 employees, 468 fewer than on 31 December 2009.

BRAZIL

(average real/euro exchange rate 2.38434)

Revenues of Tim Brasil Group in H1 2010 came to 6,855 million reais, 436 million higher (+6.8%) than H1 2009. The organic growth in revenues is +2.1% (compared to 6,711 million reais in H1 2009 with the same perimeter due to the entry of Intelig Telecomunicações Ltda). Revenues from services in the first half of 2010 came to 6,526 million reais, up 11.1% from 5,874 million reais in the previous year period. Revenues from products fell from 545 million reais in H1 2009 to 329 million reais in H1 2010 (-39.6%).
ARPU (Average Revenue Per User) stood at 24.3 reais in June 2010 compared with 26.8 reais in June 2009. The total number of lines at 30 June 2010 was 44.4 million, 17.4% higher than on 30 June 2009, representing a 24.0% market share.

EBITDA amounted to 1,961 million reais, up 420 million reais from H1 2009 (+27.3%); EBITDA margin was 28.6%, up 4.6 percentage points from the previous year period. This result was achieved thanks to increased revenues, expansion of higher margin “on net” traffic, and in general continual efficiency gains in cost areas not directly correlated to business growth. Compared to H1 2009, the organic change in EBITDA amounted to +312 million reais, with the EBITDA margin standing at 28.6% (24.6% in H1 2009).

EBIT amounted to 393 million reais, an improvement of 286 million on H1 2009. This result can be ascribed to the higher contribution of EBITDA compared with the first half of 2009, in part offset by an increase in amortisations of 134 million reais (1,563 million reais in H1 2010, 1,429 million reais in H1 2009). Compared to the same period of 2009, the organic change in EBIT was positive by 240 million reais, with EBIT margin standing at 5.7% (2.3% in H1 2009).

Capex amounted to 1,210 million reais, an increase of 367 million with respect to H1 2009, mainly due to higher spending on the network and IT platforms.

The headcount came to 9,415 employees, 368 fewer than on 31 December 2009.

OLIVETTI

Revenues in H1 2010 were €176 million, up €23 million compared with H1 2009. In terms of total Commercial Channel revenues the increase appears even more significant (+€25 million, up 18% on the previous year period), thanks in part to the first positive effects of the renewed offering following the company's strategic repositioning in the IT market. A particularly important contribution came from sales of new product lines (Data Cards, NetBooks and NoteBooks) through the Olivetti and Telecom Italia channels.

EBITDA was a negative €16 million, €4 million lower than in H1 2009. This is attributable on the one hand to essential investments to support the company's growth, and on the other to the fact that the new offerings during the start-up phase, while significant in volume terms, nonetheless earn lower margins than traditional products, whose sales are in decline.

EBIT was a negative €18 million, €3 million lower than in H1 2009.

Capex amounted to €3 million, down €1 million from the same period of 2009.

Headcount came to 1,105 employees, (1,014 in Italy and 91 overseas).

***

OUTLOOK FOR THE 2010 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the goals linked to the main economic indicators, as described in the 2010-2012 Industrial Plan, foresee the following outcomes for the whole 2010:

-

Organic Revenues (equivalent exchange rate and consolidation perimeter) down by between 2% and 3% compared with the previous year;

-

Organic EBITDA essentially stable compared with previous year;

-

Capex of around €4.3 billion;

-

Adjusted net financial debt of around €32 billion by year-end 2010.

***

EVENTS SUBSEQUENT TO 30 JUNE 2010

-

Employee Stock Ownership Plan
On 29 July 2010 Telecom Italia issued 27,056,139 ordinary shares (representing 0.20% of the class of capital and 87% of the maximum 31,000,000 ordinary shares, approved by the Board of Directors on 6 May 2010 with powers granted by the Shareholders’ Meeting on 29 April 2010).
The shares were offered to employees from 28 June to 9 July 2010 and the offer was taken up by more than 9,000 employees (around 16% of those eligible). The offering price for the shares was €0.84, corresponding to a 10% discount on the arithmatic average of closing prices for Telecom Italia ordinary shares on the Italian Stock Exchange MTA from 25 May 2010 to 25 June 2010.
Following this operation, the total quantity of ordinary Telecom Italia shares issued is 13,407,963,078, and the share capital of Telecom Italia stands at €10,688,746,056.45.

-

Long Term Management Incentive Plan
Again on 29 July 2010 the Long Term Incentive Plan 2010-2015 was launched, approved by the Shareholders' Meeting of 29 April 2010, and reserved for certain executives not already beneficiaries of other long term incentives plans.
The 2010-2015 LTI Plan foresees the award of a cash bonus based on the three-year performance of the company (2010-2012) measured against predetermined metrics. The beneficiaries have the option of investing 50% of the bonus received in newly issued ordinary shares at a strike price based on the prevailing market stock price. The maximum reserved capital increase will be €4,377,300.
Recipients who hold their shares for two years, providing they remain employees of Telecom Italia or any other Group company, will receive in 2015 a portion of earnings, under art. 2349 C.C., in the form of one newly issued share for each share held.

-

BBNed Group
On 16 July 2010 Telecom Italia Group announced that it has reached an agreement with Tele2 for the sale of BBNed. The decision to sell is in line with Telecom Italia Group's intention to reposition itself in its core markets and will have no substantial impact on the Group's consolidated accounts.
The agreed sale price reflects an enterprise value of around €50 million.
Completion of the deal is subject to approval by the anti-trust authorities in the Netherlands.

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Telecom Italia Sparkle – update on the alleged VAT fraud
On 7 July 2010, the Lazio Regional Office of the Agenzia delle Entrate (Revenue Agency), based on the findings of inquiries by the Guardia di Finanza, served Telecom Italia Sparkle with notice of assessment ("avviso di accertamento") regarding the non-deductibility of VAT for a total of around €298 million, plus interest and penalties.  On 19 July 2010 payment was made of €418 million to the Revenue Agency. Following a thorough assessment, and with the advice of expert opinion, Telecom Italia Group decided it was advisable to proceed with payment of reduced penalties (at 25% as opposed to 100% of the penalties) and the full amount of VAT allegedly unrecoverable plus interest. You are reminded that, with a view to a possible pre-litigation settlement of the presumed amount, the company had already set aside a specific provision in the balance sheet for FY 2009. The company is currently examining possible courses of action to recover this amount. In the meantime Telecom Italia Sparkle has applied for an annulment of the seizure of €298 million (representing the VAT credit related to the years of the allegedly illicit activities) ordered by the Rome DPP in February 2010, and is also working to recover a bank guarantee for around €123 million issued in favour of the tax authorities.

-

Union Agreement
The agreement signed yesterday with the Trade Union Organisations provides for economic efficiencies as outlined in the Strategic Plan (delta efficiency 2009 – 2012 of  €400 million).The agreement, which foresees mainly structural interventions such as voluntary mobility, will allow us to achieve and increase labour cost benefits over the Plan’s time-span.
An estimated net provision for approximately €240 million will made during the year. This allowance will have no impact on market guidance.

-

Argentina
The Board of Directors also examined all the options for the valorisation of the Argentine asset which have emerged over recent months, including the eventual disposal of the shareholding. Following this analysis, the Board has opted for an agreement with W de Argentina Inversiones SL Group, local partner holder of 50% of Sofora Telecomunicaciones SA, which will enable to reinforce the existing partnership and end all disputes between the partners. The agreement reached reinforces the key principles of the partnership and Telecom Italia's role in Argentina.

The agreement also makes a number of changes to the partnership’s governance which Telecom Italia believes may make a positive contribution to the resolution of the issues already raised by the Argentine authorities. The renewed collaboration with W Group will enable Telecom Italia Group to explore all the various options for its future presence in the country.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial position related to the Telecom Italia Group.  However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the first half 2010 and 2009.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the real dynamic in net financial debt, starting with the Half-Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “net financial debt carrying amount”) a new measure has been introduced denominated “adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from measurement at fair value of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The reclassified Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flow as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report included in the  Half- yearly  Financial Report to June 30, 2010 and are unaudited .

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group are however consistent with those included in the Telecom Italia Group Half-yearly Condensed Consolidated Financial Statements at June 30, 2010.

Please note that the limited audit work by our independent auditors on the Telecom Italia Group Half-yearly Condensed Consolidated Financial Statements at June 30, 2010 has not yet been completed.

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the period, derived from the Separate Consolidated Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)	1st Half 2010	1st Half 2009 Restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Profit from continuing operations	1,242	955
Adjustments for:		
Depreciation and amortization	2,845	2,799
Impairment losses (reversals) on non-current assets (including investments)	52	117
Net change in deferred tax assets and liabilities	618	584
Losses (gains) realized on disposals of non-current assets (including investments)	1	11
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(39)	(33)
Change in employee benefits	(5)	(26)
Change in inventories	109	(4)
Change in trade receivables and net amounts due from customers on construction contracts	(598)	(210)
Change in trade payables	(621)	(947)
Net change in current income tax receivables/payables	(4)	(241)
Net change in miscellaneous receivables/payables and other assets/liabilities	(626)	68
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)	2,974	3,073
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of intangible assets on an accrual basis	*(896)*	*(789)*
Purchase of tangible assets on an accrual basis	*(1,125)*	*(1,133)*
Total purchase of intangible and tangible assets on an accrual basis	(2,021)	(1,922)
Change in amounts due to fixed asset suppliers	*(404)*	*(340)*
Total purchase of intangible and tangible assets on a cash basis	(2,425)	(2,262)
Acquisition of control of subsidiaries or other businesses, net of cash acquired	(3)	-
Acquisitions of other investments	-	(4)
Change in financial receivables and other financial assets	(339)	72
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of	141	(11)
Proceeds from sale/repayment of intangible, tangible and other non-current assets	12	52
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)	(2,614)	(2,153)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Change in current financial liabilities and other	1,281	(1,172)
Proceeds from non-current financial liabilities (including current portion)	1,457	5,153
Repayments of non-current financial liabilities (including current portion)	(4,323)	(2,229)
Consideration paid for equity instruments	-	(11)
Share capital proceeds/reimbursements (including subsidiaries)	44	-
Dividends paid	(1,060)	(1,050)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)	(2,601)	691
CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	-	22
AGGREGATE CASH FLOWS (E=A+B+C+D)	(2,241)	1,633
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)	5,484	5,226
Net foreign exchange differences on net cash and cash equivalents (G)	117	71
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)	3,360	6,930

ADDITIONAL CASH FLOW INFORMATION:

(millions of euros)	1st Half 2010	1st Half 2009 Restated
Income taxes (paid) received	(49)	(286)
Interest expense paid	(1,795)	(1,923)
Interest income received	618	575
Dividends received	1	3

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euros)	1st Half 2010	1st Half 2009 Restated
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:		
Cash and cash equivalents - from continuing operations	5,504	5,396
Bank overdrafts repayable on demand – from continuing operations	(101)	(190)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	81	20
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,484	5,226
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:		
Cash and cash equivalents - from continuing operations	3,507	7,026
Bank overdrafts repayable on demand – from continuing operations	(166)	(138)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	19	42
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	3,360	6,930

TELECOM ITALIA GROUP – CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP – MAIN ECONOMIC RESULTS FOR THE SECOND QUARTER

(millions of euros)	2nd Quarter	2nd Quarter	Change
	2010	2009	amount	%	% organic
	(a)	(b)	(a - b)
Revenues	6,810	6,843	(33)	(0.5)	(5.3)
EBITDA	2,907	2,808	99	3.5	(0.4)
Margin on revenues	42.7%	41.0%	1.7 pp
Organic margin on revenues	42.8%	40.7%	2.1 pp
EBIT	1,473	1,331	142	10.7	2.9
Margin on revenues	21.6%	19.5%	2.1 pp
Organic margin on revenues	21.7%	20.0%	1.7 pp
Profit before tax from continuing operations	963	811	152	18.7
Profit from continuing operations	636	505	131	25.9
Loss from discontinued operations/non-current assets held for sale	(2)	(10)	8	80.0
Profit for the period	634	495	139	28.1
Profit for the period attributable to Owners of the Parent	610	499	111	22.2

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Half 2010	1st Half 2009	Changes
			absolute	%	% organic

Revenues	10,091	10,892	(801)	(7.4)	(7.4)
EBITDA	4,920	5,038	(118)	(2.3)	(2.9)
EBITDA margin (%)	48.8	46.3		2.5pp	2.2pp
EBIT	2,758	2,711	47	1.7	(1.2)
EBIT margin (%)	27.3	24.9		2.4pp	1.7pp
Capital expenditures	1,487	1,604	(117)	(7.3)
Headcount at period-end (number)	58,899	(*) 59,367	(468)	(0.8)

(*)  Headcount at December 31, 2009.

DOMESTIC – Core Domestic segment

(millions of euros)	1st Half 2010	1st Half 2009	Changes
			absolute	%	% organic

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	9,563 4,941 1,784 1,708 1,029 101	10,337 5,544 1,911 1,816 974 92	(774) (603) (127) (108) 55 9	(7.5) (10.9) (6.6) (5.9) 5.6 °	(7.5) (10.9) (6.6) (5.9) 5.6 °
EBITDA	4,773	4,867	(94)	(1.9)	(2.6)
EBITDA margin (%)	49.9	47.1		2.8pp	2.5pp
EBIT	2,672	2,603	69	2.7	(0.6)
EBIT margin (%)	27.9	25.2		2.7pp	2.0pp
Capital expenditures	1,460	1,573	(113)	(7.2)
Headcount at period-end (number)	57,650	(*) 58,098	(448)	(0.8)

(*)  Headcount at December 31, 2009.

 (1)  The amounts indicated are net of infrasegment transactions.

DOMESTIC - International Wholesale segment

(millions of euros)	1st Half 2010	1st Half 2009	Changes
			absolute	%	% organic

Revenues . of which third parties	805 580	877 621	(72) (41)	(8.2) (6.6)	(8.3) (6.4)
EBITDA	150	184	(34)	(18.5)	(16.8)
EBITDA margin (%)	18.6	21.0		(2.4)pp	(2.0)pp
EBIT	84	115	(31)	(27.0)	(24.3)
EBIT margin (%)	10.4	13.1		(2.7)pp	(2.3)pp
Capital expenditures	29	31	(2)	(6.5)	(6.5)
Headcount at period-end (number)	1,249	(*) 1,269	(20)	(1.6)

(*)  Headcount at December 31, 2009.

DOMESTIC – Revenues details fixed lines / mobile

(millions of euros)	1st half 2010			1st Half 2009			Changes %

Market segment	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)
Consumer	4,941	2,383	2,673	5,544	2,552	3,151	(10.9)	(6.6)	(15.2)
Business	1,784	1,175	634	1,911	1,271	672	(6.6)	(7.6)	(5.7)
Top	1,708	1,305	452	1,816	1,449	409	(5.9)	(9.9)	10.5
National Wholesale	1,029	1,450	126	974	1,348	68	5.6	7.6	85.3
Other (support structures)	101	98	23	92	97	12	°.	°	°
Total Core Domestic	9,563	6,411	3,908	10,337	6,717	4,312	(7.5)	(4.6)	(9.4)
International Wholesale	805	805		877	877		(8.2)	(8.2)
Eliminations	(277)	(158)		(322)	(193)		°	°
Total Domestic	10,091	7,058	3,908	10,892	7,401	4,312	(7.4)	(4.6)	(9.4)

(*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

* * *

BRAZIL
	(millions of euros)		(millions of reais)
	1st Half 2010	1st Half 2009	1st Half 2010	1st Half 2009	Changes
	(a)	(b)	(c)	(d)	Absolute (c-d)	% (c-d)/d	% organic

Revenues	2,875	2,196	6,855	6,419	436	6.8	2.1
EBITDA	823	527	1,961	1,541	420	27.3	18.9
EBITDA margin (%)	28.6	24.0	28.6	24.0		4.6pp	4.0pp
EBIT	165	37	393	107	286	°	°
EBIT margin (%)	5.7	1.7	5.7	1.7		4.0pp	3.4pp
Capital expenditures	507	288	1,210	843	367	°
Headcount at period-end (number)			9,415	(*) 9,783	(368)	(3.8)

(*)  Headcount at December 31, 2009.

* * *

OLIVETTI

(millions of euros)	1st Half 2010	1st Half 2009	Changes
			absolute	%

Revenues	176	153	23	15.0
EBITDA	(16)	(12)	(4)	(33.3)
EBITDA margin (%)	(9.1)	(7.8)
EBIT	(18)	(15)	(3)	(20.0)
EBIT margin (%)	(10.2)	(9.8)
Capital expenditures	3	2	1	50.0
Headcount at period-end (number)	1,105	(*) 1,098	7	0.6

  (*)  Headcount at December 31, 2009.

* * *

TELECOM ITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA AND EBIT

Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)		Brazil (millions of reais)	
	1st Half 2010	1st Half 2009	1st Half 2010	1st Half 2009	1st Half 2010	1st Half 2009
HISTORICAL EBITDA	4,920	5,038	5,733	5,547	1,961	1,541
Effect of change in scope of consolidation				9		23
Effect of change in exchange rates				126		
Non-organic (income) expenses	16	48	16	77		85
Disputes and settlement	*4*	*41*	*4*	*41*		
Costs for services of the Brazil Business unit, associated with the settlement of a dispute				*22*		*64*
Other expenses, net	*12*	*7*	*12*	*14*		*21*
COMPARABLE EBITDA	4,936	5,086	5,749	5,759	1,961	1,649

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)		Brazil (millions of reais)	
	1st Half 2010	1st Half 2009	1st Half 2010	1st Half 2009	1st Half 2010	1st Half 2009
HISTORICAL EBIT	2,758	2,711	2,881	2,685	393	107
Effect of change in scope of consolidation				(15)		(39)
Effect of change in exchange rates				15		
Non-organic (income) expenses	16	97	16	137		85
Non - organic (income) expenses already described under EBITDA	*16*	*48*	*16*	*77*		*85*
Writedown of intangible assets		*48*		*48*		
Losses on sale of investments				*11*		
Other expenses		*1*		*1*		
COMPARABLE EBIT	2,774	2,808	2,897	2,822	393	153

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and Term Loan

In the table below are shown the composition and the drawdown of the syndacated committed credit lines available as of June 30, 2010 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing in August 2014 and by the new Revolving Credit Facility for the total amount of 1.25 billion euros signed on February 12, 2010 and maturing in February 2013. In January the syndacated credit line named Term Loan 2010 for the amount of 1.5 billion euros was regularly repaid using the available liquidity:

	06.30.2010		12.31.2009
(billions of euros)	Committed	Utilized	Committed	Utilized

Term Loan – due 2010	--	--	1.5	1.5
Revolving Credit Facility – due 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – due 2013	1.25	--	--	--
Total	9.25	1.5	9.5	3.0

Bonds

With reference to the evolution of the bonds during the first half of 2010, we point out as follows:

NEW ISSUES

(millions of original currency)	currency	amount	Issue date
Telecom Italia Finance S.A. 107.7 million euros Floating Rate Notes Euribor 3M + 1.3% due March 14, 2012 (1)	Euro	107.715	03/14/2010
Telecom Italia S.p.A. 1,250 million euros 5.25% due February 10, 2022	Euro	1,250	02/10/2010

(1) That issue derives from the contractual conditions provided by the in force bond “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the company in 2009. In fact, according to the Terms and Conditions, the holders of the bond for a nominal amount of 31,115,000 euros renounced the right to the possibility of extending the maturity date to 2012 and that amount was duly repaid on June 14, 2010; while on March 14, 2010 bonds were issued for the residual amount of 107,715,000 euros and are denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

REPAYMENTS

(millions of original currency)	currency	amount	Repayment date
Telecom Italia Finance Floating Rate Notes 138.83 million euros Euribor 3M+ 1.30% (2)	Euro	138.83	06/14/2010
Telecom Italia S.p.A. Floating Rate Notes 796 million euros Euribor 3M+ 0.20% (3)	Euro	796	06/07/2010
Telecom Italia Capital S.A. 4%, 1,250 million USD, issue guaranteed by Telecom Italia S.p.A.	USD	1,250	01/15/2010
Telecom Italia S.p.A. 1.5% 2001-2010 exchangeable with redemption premium	Euro	574	01/01/2010

(2) That repayment derives from the contractual conditions provided by the in force bond “Telecom Italia Finance S.A. Euro 118,830,000 Guaranteed Floating Rate Extendable Notes due 2010”, net of 20 million euros repurchased by the company in 2009. In fact, according to the Terms and Conditions, the holders of the bond for a nominal amount of 31,115,000 euros renounced the right to the possibility of extending the maturity date to 2012 and that amount was duly repaid on June 14, 2010; while on March 14, 2010 bonds were issued for the residual amount of 107,715,000 euros and are denominated “Telecom Italia Finance S.A. Euro 107,715,000 Guaranteed Floating Rate Extendable Notes due 2012” maturing on March 14, 2012.

(3) Net of 54 million euros repurchased by the company in 2009.

BUYBACKS

As already occurred in 2008, in 2009 and during the first half of 2010 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	currency	amount	Buyback period
Telecom Italia Finance S.A. 1,884 million euros 7.50% due April 2011 (*)	Euro	113.432	January- May
(*) In October 2009 the company has already repurchased 2.683 million euros, so that the total amount of the buy-back in 2009 and 2010 is equal to 116.115 million euros.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, we point out that as of June 30, 2010 amount 313 million euros (nominal value) and decreased by 35 million euros in comparison with December 31, 2009 (348 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of June 30, 2010 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 4,834 million euros with the following detail:

•

570 million euros, due October 1, 2010;

•

750 million euros, due January 28, 2011;

•

326 million euros, due February 1, 2011;

•

1,884 million euros, due April 20, 2011;

•

693 million euros, due July 18, 2011;

•

611 million euros, due July 18, 2011.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees, nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities.

Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 852 million euros (on a total amount of 2,501 million euros at June 30, 2010), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, demerger or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding. With reference to the two contracts of funding signed between EIB and Telecom Italia S.p.A.: on July 17, 2006 for the amount of 150,000,000.00 euros and on November 30, 2007 for the amount of 182,200,000.00 euros, EIB can rescind the contract ex art. 1456 c.c. in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% (fifty percent) of the voting rights in the ordinary shareholders’ meeting of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more of the 50% (fifty percent) of the share capital of that company; to this end, we remind that on November 5, 2009 the Group announced the sign of the agreement in principle for the sale to Telefonica S.A. of the subsidiary HanseNet, which happened on February 16, 2010. Following HanseNet’s sale, the Group decided to voluntarily repay the loan for the amount of 182,200,000.00 euros of which 40,000,000.00 euros have already been repaid on June 18, 2010, while the remaining 142,200,000.00 will be repaid next September 30, 2010. The loan for the amount of 150,000,000.00 euros will be kept until its contractual due date fixed on July 2014;

•

for the loan of 350 million euros of nominal amount, if the credit rating of the company underlies BBB+ for Standard & Poor’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loans of 500 million euros of nominal amount, if the credit rating of the company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to the allocation of the share capital between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t own at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary shareholders’ meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment Project. The above mentioned clause is also applied to the guaranteed EIB funding of 300 million euros, issued in June 2009.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring 2013.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 75 million euros at June 30, 2010) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profitability and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on June 30, 2010 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME  STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob Communication DME/RM/9081707 dated September 16, 2009.

(millions of euro)	1St Half 2010	1St Half 2009

Acquisition of goods and services / Other operating expenses:
Other sundry expenses	(8)	(7)
IMPACT ON OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	(8)	(7)
Gains (losses) on disposal of non-current assets:
Loss on disposal of Telecom Italia News	-	(11)
Impairment reversals (losses) on non-current assets:
Impairment loss on intangible assets	-	(48)
IMPACT ON OPERATING PROFIT (EBIT)	(8)	(66)
Financial income (expenses) and Other Income (expenses) from investments:
Gains on disposal of Other investments	1	3
Other finance expenses	-	(5)
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(7)	(68)
Effect of income taxes on non-recurring items	1	15
Discontinued operations	(2)	-
IMPACT ON PROFIT FOR THE PERIOD	(8)	(53)

TELECOM ITALIA GROUP - EFFECTS ON THE CONSOLIDATED FINANCIAL STATEMENTS ARISING FROM THE RESTATEMENT DUE TO ERRORS AND RECLASSIFICATIONS

The data for the first half 2009 have been restated in order to reflect the effects of the corrections of prior years’ errors – as defined under IAS 8 – which arose following the “Telecom Italia Sparkle case” and described in detail in the Telecom Italia Group’s Consolidated Financial Statement as at December 31, 2009.

The adjustments and provisions made are summarized as follow:

(millions of euros)	1st Half 2009

Impact on EBITDA and EBIT	-
Finance expenses (provision charges for interest on VAT)	(5)
Impact on Profit for the period attributable to Owners of the Parent	(5)

(millions of euros)	As at 1./1/2009	As at 6/30/2009 6/30/2009

Impact on Equity attributable to Owners of the Parent	(497)	(502)
Trade and miscellaneous payables and other current liabilities (Provisions for risk and charges)(1)	497	502
Impact on Total Current Liabilities	497	502

(1)

The adjustments made do not impact the other statement of financial position line items and the Net financial position.

The following tables reflect the impacts on the first half 2009’s financial statement line items of the accounting adjustments for prior years’ errors – as defined under IAS 8 – in connection with the “Telecom Italia Sparkle case”.

	1st Half 2009
(millions of euros)	Historical	Errors	Restated

OPERATING PROFIT (EBIT)	2,685	-	2,685
Share of profits (losses) of associates and joint ventures accounted for using the equity method	33	-	33
Other income (expenses) from investments	(34)	-	(34)
Finance income	1,537	-	1,537
Finance expenses	(2,614)	(5)	(2,619)
INCOME BEFORE TAX FROM CONTINUING OPERATIONS	1,607	(5)	1,602
Income tax expense	(647)	-	(647)
PROFIT FROM CONTINUING OPERATIONS	960	(5)	955
Profit (loss) from Discontinued operations/Non-current assets held for sale	(19)	-	(19)
PROFIT FOR THE PERIOD	941	(5)	936
Attributable to:
* Owners of the Parent	964	(5)	959
* Non-controlling interest	(23)	-	(23)

	6/30/2009
(millions of euros)	Historical	Errors	Restated

EQUITY
Other reserves and retained earnings (accumulated losses), including profit for the period	13,546	(502)	13,044
Equity attributable to Owners of the Parent	25,820	(502)	25,318
Non-controlling interest	801	-	801
TOTAL EQUITY	26,621	(502)	26,119

Trade and miscellaneous payables and other current liabilities	9,954	502	10,456
TOTAL CURRENT LIABILITIES	19,059	502	19,561
TOTAL LIABILITIES	59,522	502	60,024
TOTAL EQIUITY AND LIABILITIES	86,143	-	86,143

* * *

Starting from the half-year condensed consolidated financial statements at June 30, 2010 of the Telecom Italia Group, following a detailed review of indirect taxes paid by the Group in the various tax jurisdictions, Telecom Italia reclassified some taxes paid in Brazil, previously included in “Other operating expenses”, in reduction of “Revenues” and “Other income”. In particular, such reclassifications were carried out also in connection with the forthcoming first-time adoption of IFRS by the Tim Brasil group companies and because they allow the alignment of the accounting representation of the Telecom Italia Group to that of the main TLC operators, ensuring a better comparability and intelligibility of the financial information.

The amounts of “Taxes on revenues and other income of Brazilian companies (PIS and COFINS)”, subject to reclassification, are the followings:

	1st Half 2010	Year 2009	1st Half 2009	Year 2008	Year 2007	Year 2006
(millions of euros)
Taxes on revenues and other income of Brazilian companies (PIS and COFINS)	(152)	(271)	(124)	(282)	(266)	(221)

Furthermore, other additional minor reclassification adjustments have been made; as a result, the comparative data have been consistently reclassified.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 5th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager